1400 Seaport Boulevard

Redwood City, CA 94063

October 6, 2008

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:	Biotech Spinco, Inc. (renamed Facet Biotech Corporation)
Form 10-12B filed August 13, 2008
File No. 1-34154

Dear Mr. Riedler:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 9, 2008, to Biotech Spinco, Inc. (since renamed Facet Biotech Corporation and referred to herein as the “Company”) regarding the Registration Statement on Form 10-12B, File No. 1-34154, filed by the Company on August 13, 2008.  As requested by the Staff, we are simultaneously submitting this correspondence in conjunction with the Company’s response letter dated the same in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.

The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (650) 454-2300.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

cc:	DLA Piper US LLP
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)

1400 Seaport Boulevard

Redwood City, CA 94063

October 6, 2008

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

RE:	Biotech Spinco, Inc. (renamed Facet Biotech Corporation)
Form 10-12B filed August 13, 2008
File No. 1-34154

Dear Mr. Riedler:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 9, 2008, to Biotech Spinco, Inc. (since renamed Facet Biotech Corporation and referred to herein as the “Company”) regarding the Registration Statement on Form 10-12B, File No. 1-34154 (the “Registration Statement”), filed by the Company on August 13, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement on Form 10-12B (“Amendment No. 1”), together with a copy that is marked to show the changes from the initial filing.

General

Staff Comment:

1.             We will need time to review all new disclosure, including all of the exhibits. Please file your remaining exhibits as soon as practicable.

Company Response:

The Company acknowledges the Staff’s comment and has filed exhibits 3.1, 3.2, and 10.2-10.11 with Amendment No. 1, and plans to file the remaining exhibits as soon as practicable.

Staff Comment:

2.             Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement submitted as Exhibit 99.1 to the Registration Statement (the “Information Statement”) accordingly.

Staff Comment:

3.             Please update your disclosure to the most recent date practicable.

Company Response:

The Company acknowledges the Staff’s comment and has updated the disclosures in the Information Statement to the most recent date practicable.

Staff Comment:

4.             It appears that you intend to request confidential treatment for a number of exhibits and the requests have not yet been filed. Comments related to any requests for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Company Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that the Company has filed each of the requests for confidential treatment for the exhibits for which the Company is intending to seek confidential treatment.

Staff Comment:

5.             Please update your financial statements, including pro forma financial information, in accordance with Rule 3-12 of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement to update the financial statements in accordance with rule 3-12 of Regulation S-X.

Exhibit 99.1 — Information Statement

Summary, page 2

Our Company, page 2

Staff Comment:

6.             The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on the positive attributes of the company. Please balance the discussion of your strategy, technology and product candidates with a discussion of your challenges and risks. This new disclosure should be at least as prominent and detailed as your discussion of your strategy, technology and product candidates.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 3 and 45 to provide additional disclosure to balance the discussion of the Company’s strategy, technology and product candidates as requested.

Staff Comment:

7.             Please revise your disclosure here and in the business section to add a statement that clarifies that you currently do not have any products that are commercially available and that none of your products have obtained FDA approval.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 2 and 46 to revise the Company’s summary and business sections to clarify that the Company does not have any products that are commercially available and that none of the Company’s products have obtained FDA approval.

Risk Factors - General, page 12

Staff Comment:

8.             To the extent you are aware of any potential adverse side effects of your product candidates, please include a risk factor describing these adverse effects.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement to include an additional risk factor on page 19 to include a risk factor describing the risks related to potential significant side effects of the Company’s product candidates.

“We have no history operating as an independent company...,” page 13

Staff Comment:

9.             Please expand the discussion to disclose the services PDL will provide under the Transition Services Agreement and disclose when PDL will stop providing these services.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 15 and 80 to expand the discussion regarding the limited services PDL will provide to the Company under the Transition Services Agreement and the term over which these services will be provided.

“We anticipate that we will incur losses for the foreseeable future. We may never...,” page 14

Staff Comment:

10.          You have combined two distinct risks under the same subheading, namely the risk of continued losses and the need for additional capital. Please revise the disclosure to present each risk in a separate risk factor.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 16 to separate and describe the two risk factors of continued losses and the need for additional capital, which were previously under the same subheading, as separate risk factors.

Staff Comment:

11.          Please quantify the extent of losses experienced to date.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that since the Company has not been a separate operating unit, reporting unit, or segment of PDL and is a newly-formed entity, the Company does not have an accumulated deficit account in its Combined Balance Sheets and separate carve-out financial statements of the Company have not been prepared for periods prior to January 1, 2003. The Company has revised the Information Statement on page16 and 39 to quantify the extent of losses experienced by the Company’s Biotechnology Business for the years ended December 31, 2007, 2006 and 2005.

“We must attract and retain key employees...,” page 16

Staff Comment:

12.          Please expand the discussion to quantify the reductions in force and rate of attrition.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 18 to expand the Company’s discussion to quantify the reductions in force and provided further disclosure regarding the Company’s rate of attrition.

Staff Comment:

13.          Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 18 to identify the principal members of the Company’s management. In addition, we have disclosed that the Company does not expect to have any formal employment agreements with its employees upon the effectiveness of the spin-off other than customary at-will employment offer letters. The Company has summarized the material terms of the employment offer letters it expects to enter into with its named executive officers in the Compensation, Discussion and Analysis section of the Information Statement and has attached the form of offer letter with its Chief Executive Officer.

Staff Comment:

14.          Please briefly describe the term and termination provisions of your employment contracts, if any, with key executives.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 87 to describe the terms of the Company’s employment offer letters with its named executive officers. As already disclosed in the Information Statement, the Company has certain retention arrangements with its named executive officers and a severance plan, the terms of which are described on page 105, under which the Company’s named executive officers would receive certain benefits upon termination of employment in certain circumstances.

“If our research and development efforts are not successful...,” page 17

Staff Comment:

15.          Please disclose any significant problems, significant side effects or unsuccessful results from any clinical trials you have conducted to date relating to your product candidates.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 19 to add an additional risk factor regarding safety risks. Supplementally, the Company notes that it has and has had numerous development programs during its history and has experienced various significant problems and setbacks consistent with industry experience including with respect to safety matters. The Company notes that it has previously included a risk factor on page 24 of the Information Statement relating to these matters. The disclosure regarding prior clinical failures specifically identifies the most recent material clinical failure (phase 3 trial of Nuvion (visilizumab)).

“We face significant competition.” - page 18

Staff Comment:

16.          Please expand the discussion to identify your principal competitors and their stage of development of competing products.

Company Response:

The Company advises the Staff that none of the Company’s current product candidates is approved for marketing and we do not expect any of the Company’s candidates to receive marketing approval in the next several years, if at all.  The competitive environment for any of the Company’s product candidates at the time of any future commercialization is highly speculative and uncertain. The Company does not believe that further disclosure of potential competitors would be meaningful to investors at this time.  If any of its product candidates reaches phase 3 of clinical development, the Company believes it is likely at that time to be able to better and meaningfully assess potential competitors for that product candidate at such time.  The Company has revised the disclosure on page 21 to expand the discussion of potential competition.

“If our collaborations are not successful or are terminated by our collaborators...,” page 19

Staff Comment:

17.          Please expand the discussion to describe instances where your partners have terminated the relationship with you and how this termination affected your operations and financial condition. In addition, if you are aware any partners are considering terminating their relationship with you and such termination may have a material effect on your operations and financial condition, please expand the discussion to describe these circumstances.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 23 to add additional disclosure regarding such terminations. The Company supplementally advises the Staff that it is not aware of any partners that are considering terminating their relationship with the Company.

“Our business may be harmed ...,” page 25

Staff Comment:

18.          Please identify the third parties that you substantially rely upon for compounds used in your product candidates. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of such agreements. You should also file the agreements as exhibits to the Form 10, if material. If you have determined you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to provide these compounds.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that upon further consideration, the Company believes that it does not substantially rely on any one third party for compounds in its product candidates and has revised the Information Statement to remove the risk factor and discussion regarding raw materials. Supplementally, the Company advises the Staff that the raw materials used in the manufacture of the Company’s product candidates are typically acquired by the Company’s contract manufacturers as part of the manufacturing services that they perform for the Company as discussed in the risk factor entitled “We rely on sole source, third parties to manufacture our products.”  The Company’s contract manufacturers typically can obtain supply of raw materials from outside vendors with very little difficulty, and the termination of the relationship with any particular vendor is not expected to result in a material hardship for the Company.

“We may be subject to product liability claims....” page 27

Staff Comment:

19.          Please disclose your level of product liability coverage. Please also disclose the cost to you of such coverage, if material.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 30 to describe the Company’s level of product liability coverage, the cost of which is not material.

“Your percentage ownership in BioCo may be diluted...,” page 29

Staff Comment:

20.          Please disclose the approximate size of the award that you expect you will grant to your directors, officers, and employees.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 32 to respond to the Staff’s comment.

“We do not expect to pay dividends...,” page 29

Staff Comment:

21.          Please expand the discussion to clarify why you believe the non-payment of dividends poses a risk to investors.

Company Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that because the Company does not believe the non-payment of dividends poses a material risk to investors, it has revised the Information Statement to remove the risk factor and discussion regarding non-payment of dividends.

The Spin-Off page 31

Staff Comment:

22.          Please expand the discussion to briefly describe how the terms of the separation were determined.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 34 to expand the discussion to describe how the terms of the separation were determined.

Reasons for the Spin-Off, page 31

Staff Comment:

23.          Please include a discussion of any negative aspects of the separation considered by the board of directors.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 34 to include a discussion on the negative aspects of the separation considered by the board of directors.

Cash Contribution, page 32

Staff Comment:

24.          The registrant should explain the source of the $375 million that the parent will use to fund the registrant on a post spin-off basis. For example, is there already sufficient cash on hand or is there a financing agreement in place or in negotiation?

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 36 and 74 to explain that the source of the revised $405 million that the parent will use to fund the registrant on a post-spin basis will be from the parent’s cash reserves on hand without need for any financing.

Staff Comment:

25.          If there is a financing agreement, consideration should be given to explaining the terms of the agreement and filing the agreement as an exhibit.

Company Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that there is no financing agreement relating to the spin-off.

Certain U.S. Federal Income Tax Consequences, page 33

Staff Comment:

26.          Please revise the heading and discussion to clarify that you are summarizing the material tax consequences instead of only “certain” tax consequences.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 4, 6 and 37 to delete the references to “certain” and revise the heading and discussion to clarify that the Company is summarizing the material tax consequences.

Staff Comment:

27.          The discussion of tax effects of the transaction should also explain how the spin- off will affect shareholders’ bases and holding periods with respect to their PDL shares.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 7 and 38 to include in the discussion of tax effects of the transaction an explanation of how the spin-off will affect stockholders’ bases and holding periods with respect to their PDL shares.

Distribution Conditions and Termination, page 38

Staff Comment:

28.          You state PDL’s board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Supplementally, please tell us when and how you will inform investors of any amendments or modifications that may take place.

Company Response:

The Company supplementally advises the Staff that the Company expects to inform investors by press release, by subsequent filings with the Securities and Exchange Commission or by informational postings on the Company’s or PDL’s website, in each case as appropriate and as soon as practicable, to the extent any amendments or modifications to the distribution and the related transactions are made that may take place at any time prior to the distribution date.

Strategic Collaborations and Licensing Agreements, pages 45-47

Staff Comment:

29.          We note your reference to the collaboration with Biogen-Idec. Since this agreement was entered into with the parent, please explain how the registrant becomes a party to the agreement and whether Biogen-Idec has agreed and/or is required to agree.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 51 to explain how the Company is expecting to become a party to the collaboration agreement with Biogen-Idec and the consent to assignment that will be required from Biogen-Idec thereunder.

Staff Comment:

30.          Similarly with respect to the agreements described on pages 46-47, please explain how the registrant will become a party to these agreements which were entered into with registrant’s parent, and the extent to which the other parties are required to and have given their consent to any assignment to the registrant.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 51 to explain how the Company is expecting to become a party to the agreements described on pages 52-53 and the consent to assignments that will be required from the other parties thereunder.

Staff Comment:

31.          The business section discussion should explain how the registrant becomes a party to or is enabled to use any of the intellectual property that PDL has relied on to date. The registrant should consider describing these agreements under “Our Patents and Other Proprietary Rights” on pages 47-48 and filing the original agreements as exhibits, as may be applicable.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 54 to (i) explain how the Company is enabled to use the intellectual property that PDL has relied on to date and (ii) describe the agreements under “Our Patents and Other Intellectual Property Rights.”  The Company supplementally advises the Staff that, with the exception of the Separation and Distribution Agreement, these agreements are not material to the Company and therefore have not been filed as exhibits.

Staff Comment:

32.          The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 51, 52 and 53 to describe the additional disclosure in response to your comment to provide material terms of the Company’s material contracts.

Staff Comment:

33.          To the extent you have not done so already, you should also file these agreements as exhibits. If you have determined that these agreements are not material and that you are not substantially dependent upon them, please provide us with an analysis supporting this determination.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that, other than the collaboration agreements with Biogen Idec and Bristol-Myers Squibb and the Asset Purchase Agreement with EKR Therapeutics, the Company has determined that the agreements listed under “Licensing and Other Agreements” are not material and that the Company is not substantially dependent upon these agreements. The Company supplementally advises the Staff that the Company does not receive any significant or material consideration under the agreements listed under “Licensing and Other Agreements” and these may only become material in the future should the licensees successfully develop the drug candidates covered by such agreements.

Employees, page 50

Staff Comment:

34.          It appears the number of employees will decline from approximately 385 to approximately 280 employees by March 31, 2009. Will the 105 transition employees return to PDL? If not, please clarify who will bear the expenses, if any, related to the termination of the transition employees. To the extent practicable, any termination related expenses should be quantified.

Company Response:

The Company acknowledges the Staff’s comment. We do not expect that the transition employees will return to PDL and we have revised the Information Statement on page 56 to explain the Company’s plans with respect to the transition employees, which number has been updated to 49 transition employees as of the anticipated spin-off date. In connection with this revision, the Company has disclosed that it will bear the expenses related to the post-spin-off termination of transition employees and that it has recognized, and will continue to recognize, the restructuring charges related to the termination of the transition employees. With respect to the amount of expenses associated with the Company’s restructuring activities, the Company has revised the Information Statement to reference the appropriate note (Note 7) to Facet Biotech’s Combined Financial Statements contained in the Information Statement.

Staff Comment:

35.          The number of your employees engaged in research and development will decline by approximately 24% by March 31, 2009. Similarly, the number of employees engaged in general and administrative functions will decline by approximately 36%. Please discuss the reason for the anticipated decline in employment levels and whether this reduction indicates a shift in your future plans, decreased research and development activities, or services that will be provided by PDL subsequent to March 31, 2009.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 56 to refer to the appropriate note (Note 7) to Facet Biotech’s Combined Financial Statements contained within the Information Statement, which discusses the reasons for the anticipated reduction in the Company’s workforce.

Our Relationship with PDL after the Spin-Off, page 71

Staff Comment:

36.          The discussion should be revised to clearly explain the scope of both the “Biotechnology Business” that will be spun off to the registrant and the “Royalty Business” that will be the business of the parent including assets and liabilities assigned to each, material agreements assigned to each and the related rights and obligations, proposed business activities, etc. It is not sufficient to merely state as you have on page 71 that the parent will retain the proprietary rights, intellectual property, assets, etc. attributable to the “Royalty Business” and the registrant will obtain the proprietary rights, intellectual property or assets attributable to the “Biotechnology Business.” The respective rights, properties, assets, etc. should be specifically defined and identified.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 78, 79 and F-16 to add the requested disclosure.

Staff Comment:

37.          Please clearly explain to what extent the two businesses will or will not overlap. For example, will the parent retain royalty rights regarding products currently or potentially in the registrant’s pipeline? Will PDL own royalty-related assets unrelated to the products the registrant is developing or may develop and what are these rights?

Company Response:

The Company advises the Staff supplementally that it anticipates that the two businesses will not substantively overlap or compete after the spin-off.

The Company will have rights to practice the Queen et al. patents, which would be remain with the Royalty Business, on terms similar to those granted historically by PDL to third parties. The Company will have a limited right to sublicense rights to the Queen et al. patents only in conjunction with the Company’s license to third parties of additional intellectual property rights covering the Company’s drug products, including to collaboration partners of the Company. However, the Company will not have the right to license only the Queen et al. patents to others as PDL has historically done in operating the Royalty Business.

The primary rights that PDL will retain are rights to the Queen et al. patents and the rights to receive royalties on products requiring a license to the Queen et al. patents, including products that the Company may successfully develop as well as products developed by numerous other parties.  PDL will not retain any drug product related assets or intellectual property and the Company does not expect that PDL would expand its operations after the spin-off to include operations that would compete with the Biotechnology Business.

In addition, in response to the Staff’s comment the Company has revised the Information Statement on page 78 to add such additional disclosure.

Staff Comment:

38.          If applicable, the registrant should include disclosure regarding the extent to which it may be required to pay PDL license fees for products that they are or may be developing in the future, the terms thereof, and the non-arm’s length nature of that arrangement. Also, the registrant should include disclosure, to the extent applicable, explaining the possibility that PDL may be able to sublicense the right to third parties to develop the same products that the registrant is or may develop in the future. If either is possible, the registrant should include risk factor disclosure discussing the potential negative effects on the registrant’s prospects and the nature of any conflicts of interest the PDL Board has in structuring the businesses of the two post-split companies the way they did.

Company Response:

 The Company supplementally advises the Staff that the only license required from PDL is the license to the Queen et al. patents, which PDL is making available for a standard commercially available royalty rate. Immediately following the spin-off, PDL will not hold any product development related intellectual property rights and is not expected to compete with the Company. PDL will have no rights to the Company’s intellectual property related to products under development. The Company has revised the Information Statement on page 78 to clarify the scope of the Royalty Business and clarify the lack of expected overlap in the two businesses.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 75

Staff Comment:

39.          You disclose “the unaudited pro forma balance sheet information presented below has been prepared from the historical audited balance sheet of the Biotechnology Business of PDL as of March 31, 2008.” Based on your disclosure on page F-3 it appears that the historical balance sheet of the Biotechnology Business of PDL is unaudited. Please revise your disclosure to clarify.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 82 to clarify the Company’s disclosure to state that the pro forma balance sheet is unaudited.

Staff Comment:

40.          You disclose “the pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.” Please state, if true, that in management’s opinion the pro forma adjustments are not expected to materially differ from the final adjustments; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 82 to enhance the Company’s disclosure by stating that in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments.

Staff Comment:

41.          Please provide pro forma condensed statements of income for the fiscal year ended December 31, 2007 and latest interim period and include accompanying explanatory notes. Refer to Rule 11-01(a)(7) and 11-02(b) of Regulation S-X. Your inability to make estimates of costs that BioCo would expect to incur as a separate public company does not appear to exempt the inclusion of pro forma statements of income. Further, paragraph 4 of the Instructions to Rule 11-02 states “Adjustments may also be necessary when charges for corporate overhead, interest, or income taxes have been allocated to the entity on a basis other than one deemed reasonable by management.” Refer to SAB Topic 1:B.2. Also, consider filing a financial forecast in lieu of the pro forma statements of income required by Rule 1 l-02(b). See Rule 1 l-03(a) of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company prepared an estimate of the adjustments to expenses that would be required to reflect the Company’s operations as an autonomous entity and concluded that the net amount of these pro forma adjustments was not material to the year ended December 31, 2007 or the six months ended June 30, 2008. As such, the Company concluded that historical combined statements of operations reasonably approximate the expenses necessary to reflect the Company’s operations as an autonomous entity and that no pro forma adjustments to the Company’s historical statement of operations are necessary. In response to the Staff’s comment, the Company has revised the Information Statement on page 82 to disclose pro forma net loss per basic and diluted share amounts. The Company has also enhanced its disclosure to state that management believes that the allocation of general corporate overhead expenses from PDL to the Company was made on a reasonable basis and that no pro forma adjustments to the Company’s historical expenses in the statement of operations are necessary.

Members of the Board of Directors, page 77

Staff Comment:

42.          Please expand the discussion to clarify who will appoint the remaining directors and when these appointments will be made.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 87 to expand the discussion to clarify who will appoint additional directors to the Company’s board of directors and when these appointments will be made.

*              *              *              *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 454-2300.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

Enclosures

cc:	DLA Piper US LLP
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)